Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
and Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@LFG.com

VIA email

April 22, 2021

Patrick F. Scott
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:            The Lincoln National Life Insurance Company
Post-Effective Amendment No. 1 (the “Amendment”)
File No. 333-238932

Dear Mr. Scott:

Attached is a courtesy copy of the above-referenced post-effective amendment filed on April 20, 2021.

The Amendment describes the addition of the Nasdaq-100 Index and two new indexed accounts to several versions of the Lincoln Level Advantage® contract:

1-Year Performance Cap Indexed Account with Protection Level
•	Nasdaq-100 Cap*, 15% Protection

1-Year Performance Trigger Rate Indexed Account with Protection Level
•	Nasdaq-100 Performance Trigger*, 15% Protection

The Performance Cap Account will be available for new contractowners beginning June 24, 2021, and for existing contractowners on August 23, 2021. The Performance Trigger Account will be available for all contractowners beginning August 23, 2021.

Any questions or comments regarding this filing may be directed to my attention at 860-466-2832.  Thank you for your assistance.

Sincerely,

Nadine Rosin

Nadine Rosin